Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regal Entertainment Group:

We consent to the incorporation by reference in the registration statements (Nos. 333‑87958, 333-127367, and 333-181318) on Form S-8 and (No. 333-206656) on Form S-3 of Regal Entertainment Group of our report dated February 27, 2017, with respect to the consolidated balance sheets of Regal Entertainment Group and subsidiaries as of December 31, 2016 and December 31, 2015, and the related consolidated statements of income, comprehensive income, deficit, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10‑K of Regal Entertainment Group.
/s/ KPMG LLP
Knoxville, Tennessee
February 27, 2017